SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K
(Mark One)

      ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                       OR

      (    )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from       to

Commission File Number 1-5392

      A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       AMERICAN STORES RETIREMENT ESTATES

      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            AMERICAN STORES COMPANY
                                 299 South Main
                           Salt Lake City, UT  84111


















                                      F-1


      The following financial statements of American Stores Retirement Estates are submitted herewith:

                                     INDEX



Report of Independent Auditors                                           F-3

Statements of Net Assets Available for Benefits -
      December 31, 1997 and 1996                                         F-4

Statements of Changes in Net Assets Available for Benefits -
      Years ended December 31, 1997 and 1996                             F-5

Notes to Financial Statements                                    F-6 to F-16

      The written consent of independent auditors required to be filed as an exhibit to this report is included on page F-17.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the American Stores Benefit Plans Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              AMERICAN STORES RETIREMENT ESTATES



June 26, 1998                                 By /s/ Scott Bergeson
                                              Scott Bergeson
                                              Senior Vice President, Human
                                              Resources and Chairman, Benefit
                                              Plans Committee






                                      F-2



                         Report of Independent Auditors

The Benefit Plans Committee
American Stores Retirement Estates

We have audited the accompanying statements of net assets available for benefits of American Stores Retirement Estates as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the 1997 financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment as of December 31, 1997, is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.



                                      ERNST & YOUNG LLP


Salt Lake City, Utah
June 15, 1998


                                      F-3


                       American Stores Retirement Estates

                 Statements of Net Assets Available for Benefits



                                                                 DECEMBER 31,
                                                              1997         1996
                                                                (In Thousands)
ASSETS
Value of investments in the Master Trust:
   American Stores Company Common Stock Fund             $  382,495  $  302,206
   Fixed Income Fund                                        295,262     311,921
   Regular Fund                                           2,427,841   2,368,931
   Short Maturity Fund                                      137,373     145,537
   All Equity Fund                                          257,609     256,583
   Loans to participants                                    128,601     120,725
                                                          3,629,181   3,505,903

Value of investments in Mutual Funds                        385,271     121,248
Total value of investments                                4,014,452   3,627,151

Receivable from American Stores Company                      86,000      82,000
Interest and dividends receivable                             1,716       1,268


Net assets available for benefits                         $4,102,168  $3,710,419




See notes to financial statements.






                                      F-4

                       American Stores Retirement Estates

           Statements of Changes in Net Assets Available for Benefits

                                                                YEAR ENDED
                                                                DECEMBER 31,
                                                            1997          1996
                                                             (In Thousands)
Additions:
  Contributions:
     Participants                                   $      90,354     $   84,370
     American Stores Company                               86,000         82,000
     Forfeitures                                            1,252          1,549
                                                          177,606        167,919
Income from investments in Master Trust:
     American Stores Company
         Common Stock Fund                                  6,729        110,721
     Fixed Income Fund                                     22,747         18,923
     Regular Fund                                         337,501        287,736
     Short Maturity Fund                                    8,639          5,434
     All Equity Fund                                       38,071         37,356
                                                          413,687        460,170

Income from investments in Mutual Funds                    37,652          1,809
Transfers (to) from other plans                            (1,420)     1,273,885
Exchanges from other funds                              3,118,408        623,267
                                                        3,154,640      1,898,961

Deductions:
    Withdrawals                                           231,526        150,017
    Administrative fees                                     4,250          3,081
    Exchanges to other funds                            3,118,408        623,267
                                                        3,354,184        776,365

Net additions                                             391,749      1,750,685

Net assets available for benefits at beginning of year  3,710,419      1,959,734

Net assets available for benefits at end of year       $4,102,168     $3,710,419


See notes to financial statements.


                                      F-5


                       American Stores Retirement Estates

                         Notes to Financial Statements


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS IN MASTER TRUST:   Investments in the Master Trust Fund are stated
at fair value. The majority of investment values are ascertained from national security exchanges. American Stores Company Common Stock, which is traded on national securities exchanges, and other equity securities, are valued within the Master Trust Fund at the last reported sales price on the last business day of the Plan year. All government and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Loans to participants are stated at cost which approximates fair value.

INVESTMENTS IN MUTUAL FUNDS: Investments in Mutual Funds represents the fair value of the accumulated assets of 132 mutual fund options. The values of the Mutual Funds are ascertained from independently published sources. The investment amount in each individual mutual fund is less than 5% of net assets available for benefits and have been aggregated in the financial statements. The income from investments in Mutual Funds is also aggregated and is not indicative of the results of any individual fund.

EXCHANGES: Exchanges between investment fund options by participants are recorded based upon the specific proceeds and cost of the investment at the date of withdrawal or exchange.

RECLASSIFICATION OF PRIOR YEAR INFORMATION: Certain prior year information has been reclassified to conform with current year presentation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.








                                      F-6

                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN

American Stores Retirement Estates (the Plan) was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985 for the benefit of certain employees of American Stores Company and its subsidiaries (the Company). The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 1995, employees became eligible to participate in the Plan upon completion of one year of service. Employees represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to participation.

Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company's Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants, as described below: one quarter is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits of up to 6% of compensation. Three quarters are allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant's compensation in excess of $150,000 (adjusted periodically) is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.







                                      F-7


                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN (CONTINUED)

Company contributions made on behalf of participants that are not based upon deposits made by such participants vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service (the 7-Year Vesting Schedule). Personal deposits of participants and Company contribution allocations based upon personal deposits of participants fully vest immediately.

The Plan presently maintains five custom investment fund options within the Master Trust in which participants may invest. The custom investment fund options are as follows: (i) Company Stock Fund - consisting solely of American Stores Company Common Stock. This fund provides a high degree of risk because of the volatility generally associated with a single stock investment; (ii) Fixed Income Fund - provides a low to moderate level of risk because of the diversity of interest bearing government and corporate securities in the fund. This fund contains both domestic and international investments; (iii) Regular Fund - provides moderate risk because of the balance between stocks and fixed income investments. The fund is diversified across industry sectors and types of equity and fixed income securities and contains both domestic and international investments; (iv) Short Maturity Fund - provides a very low level of risk because of the high-quality, short-maturity fixed income investments included in the fund; (v) All Equity Fund - provides a moderate to high level of risk. The All Equity fund is diversified across industry sectors and contains both domestic and international equity investments. On October 1, 1996, the plan began offering a broad range of Mutual Funds. The Mutual Funds are managed by a variety of fund managers. The investment objectives are stated by each fund and vary from fund to fund. The investment objectives of each fund have been communicated to each plan participant. As of December 31, 1997, the plan offered 132 Mutual Fund options from 14 investment companies, all of which had activity during the year.

Participants may apportion their deposits between more than one investment fund option and can change their current deposit investment mix as often as desired. Existing participant account balances can be exchanged between investment fund options once per day, except for the American Stores Common Stock Fund. For the American Stores Common Stock Fund, participants may make investment fund exchanges once a day, as long as those exchanges are in the same direction, i.e., into or out of the fund. However, exchanges in the opposite direction cannot be made until 30 days from the last exchange.

                                      F-8


                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


2. DESCRIPTION OF PLAN (CONTINUED)

Each participant's share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix. Participants not making personal deposits may specify an investment option for the Company contribution. If a specification is not made, the Company contribution will be invested in the Short Maturity Fund (Fixed Income Fund prior to October 1, 1996).

Usual and customary investment manager fees, trustee fees, and all outside administrative costs are paid by the Plan.

The number of participants investing in each custom fund option and in Mutual Funds (a participant can invest in more than one fund option and in more than one mutual fund) at December 31, 1997 was:

Investment Fund Option                       Employees

American Stores Company Common Stock Fund      17,431
Fixed Income Fund                              30,050
Regular Fund                                   39,336
Short Maturity Fund                            12,551
All Equity Fund                                13,133
Mutual Funds                                   20,234

Upon separation from service, participants can elect to withdraw balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan which are attributable to the former American Stores Company Retirement Plan may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Participants may also obtain loans from the Plan within certain limits.

3. INVESTMENTS

All of the Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Benefit Plans Committee. The majority of the Plan's assets are held in a Master Trust (90% as of December 31, 1997). The remaining assets are invested in Mutual Funds.

                                      F-9


                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The assets held in the Master Trust are commingled with assets of another benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the plans based upon the investment percentage on the day the income is earned.

ASRE's investment percentages of each fund in the Master Trust at December 31, are:

                               1997          1996

American Stores Company
  Common Stock Fund             11%            9%
Fixed Income Fund                8%            9%
Regular Fund                    67%           68%
Short Maturity Fund              4%            4%
All Equity Fund                  7%            7%
Participant Loans                3%            3%

The total assets, liabilities and results of operations of the Master Trust are as follows:

                                                      DECEMBER 31,
                                                 1997             1996
                                                     (In Thousands)

Assets                                        $ 3,638,128      $ 3,511,617

Liabilities                                         7,435            4,039

Net Assets in Master Trust                    $ 3,630,693      $ 3,507,578

Change in Net Assets                          $   123,115      $   341,948





                                     F-10


                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


3. INVESTMENTS  (CONTINUED)

The cost of investments for ASRE at December 31, 1997 and 1996 are as follows:

                                   Number of Shares      Cost of Investments
                                   1997        1996       1997         1996
                                    (In Thousands)          (In Thousands)

American Stores Company
Common Stock Fund                 18,525      14,904  $  288,467   $  191,394
Fixed Income Fund                                        235,525      259,005
Regular Fund                                           1,689,183    1,861,339
Short Maturity Fund                                      123,586      128,783
All Equity Fund                                          186,897      188,666
Mutual Funds                                             379,346      123,112
                                                      $2,903,004   $2,752,299

The net unrealized appreciation (depreciation) for ASRE in the aggregate from cost to fair value of investments are as follows:

                                                     (In Thousands)

Net unrealized appreciation at December 31, 1995        $428,429
Net 1996 unrealized appreciation                         330,030
Net unrealized appreciation at December 31, 1996         758,459
Net 1997 unrealized appreciation                         226,104
Net unrealized appreciation at December 31, 1997        $984,563


Unrealized appreciation (depreciation) for the year is the difference between the fair values at the beginning and the end of the year.








                                      F-11


                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


4. ASSET TRANSFERS

American Stores Company was plan sponsor for JCRE (Jewel Companies Retirement Estates), a frozen retirement plan which was maintained for members of JCRE who had balances in the plan when American Stores Company merged with Jewel Companies, Inc. in 1984. ASRE was established January 1, 1985, and since that time no employee or employer contributions were made to JCRE for plan years subsequent to 1984. Of the approximately 14,300 JCRE participants, over 12,000 also had ASRE accounts. In May and June of 1996, members of JCRE were balloted to determine their desire to merge JCRE with ASRE. The voting effort was completed June 15, 1996 with a large majority of JCRE members voting in favor of the merger. Based on that outcome, JCRE was merged with ASRE effective July 31, 1996. Assets of $1,263,389,169 were transferred to ASRE on that date. Plan features did not change as a result of the merger.

5. FINANCIAL INSTRUMENTS

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager's usage of such derivative financial instruments is limited by the Plan's contractual investment guidelines which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value, under the heading of 'Value of Investments in the Master Trust' in the Statements of Net Assets Available for Benefits, which represents the amounts that the Plan would be required to pay, at December 31, 1997 and 1996, to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the Statements of Net Assets Available for Benefits and do not represent the potential gain or loss associated with such transactions.





                                      F-12


                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


5. FINANCIAL INSTRUMENTS (CONTINUED)

At December 31, 1997, the Plan had the following open foreign exchange forward contracts:

FORWARD CONTRACTS TO SELL FOREIGN CURRENCIES AND BUY U.S. DOLLARS


                         Notional Amount     Fair Value
                                   (In Thousands)

Fixed Income Fund          $  56,917           $ 1,018
Regular Fund                 197,404             3,839
All Equity Fund                5,983               246
                           $ 260,304           $ 5,103

FORWARD CONTRACTS TO BUY FOREIGN CURRENCIES AND SELL U.S. DOLLARS

                         Notional Amount     Fair Value
                                   (In Thousands)

Fixed Income Fund          $  55,656           $  (919)
Regular Fund                 183,400            (3,159)
All Equity Fund                1,496               (84)
                           $ 240,552           $(4,162)

Credit risk represents the Plan's potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty non-performance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate. The Plan does not require collateral to support these financial instruments.








                                  F-13


                       American Stores Retirement Estates

                   Notes to Financial Statements (continued)


5. FINANCIAL INSTRUMENTS (CONTINUED)

At December 31, 1997, credit risk related to these contracts was as follows:

                      (In Thousands)

Fixed Income Fund         $ 1,034
Regular Fund                3,878
All Equity Fund               247
                          $ 5,159

6. ALLOCATION OF PLAN ASSETS TO INVESTMENT FUND OPTIONS


                                       RECEIVABLE
                                          FROM           INTEREST          NET ASSETS
INVESTMENT                           AMERICAN STORES   AND DIVIDENDS     AVAILABLE FOR
FUND OPTION            INVESTMENTS      COMPANY*        RECEIVABLE       PLAN BENEFITS
                                         (In Thousands)
As of December 31, 1997
ASC Common
  Stock Fund            $  382,495      $                $1,716          $  384,211
Fixed Income Fund          295,262                                          295,262
Regular Fund             2,427,841                                        2,427,841
Short Maturity Fund        137,373                                          137,373
All Equity Fund            257,609                                          257,609
Mutual Funds               385,271                                          385,271
Company Contribution                     86,000                              86,000
Loans to Participants      128,601                                          128,601

Total                   $4,014,452      $86,000          $1,716          $4,102,168

As of December 31, 1996
ASC Common
  Stock Fund            $  302,206      $ 9,264          $1,268          $  312,738
Fixed Income Fund          311,921        8,695                             320,616
Regular Fund             2,368,931       41,399                           2,410,330
Short Maturity Fund        145,537        6,283                             151,820
All Equity Fund            256,583       11,465                             268,048
Mutual Funds               121,248        4,894                             126,142
Loans to Participants      120,725                                          120,725

Total                   $3,627,151      $82,000          $1,268          $3,710,419

* Balances reclassified to reflect actual allocations for 1996.






                                      F-14


                       American Stores Retirement Estates

                    Notes to Financial Statements (continued)


7. ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN ASSETS TO INVESTMENT FUND
   OPTIONS


                                          Income from
                   Participant  Company   Investment in   Transfer      Withdrawls      Exchange of        Admin-     Net
Year Ended         Contri-      Contri-   Master Trust    (to) from     less For-   Participant Holdings   istrative  Additions
December 31, 1997  butions      butions*  & Mutual Funds  Other Plans   feitures    Additions  Deductions  Fees      (Deductions)

                            (In Thousands)
ASC Common Stock
  Fund              $11,888    $           $  6,729      $      (71)    $ (15,496)  $  850,722 $  (779,515)  $ (673) $   73,584
Fixed Income Fund     8,897                  22,747            (603)      (26,012)      74,206    (103,299)    (441)    (24,505)
Regular Fund         44,049                 337,501            (418)     (142,926)     296,637    (507,074)  (2,585)     25,184
Short Maturity Fund   3,023                   8,639             (32)      (16,187)     530,774    (540,392)    (152)    (14,327)
All Equity Fund      13,239                  38,071            (269)      (13,763)     181,404    (227,952)    (399)     (9,669)
Mutual Funds          9,258                  37,652             (27)      (11,038)   1,184,665    (960,176)             260,334
Company
 Contributions                  86,000                                                                                   86,000
Loan Defaults                                                              (4,852)                                       (4,852)
Total               $90,354    $86,000     $451,339      $   (1,420)    $(230,274)  $3,118,408 $(3,118,408) $(4,250) $  391,749

Year Ended
December 31, 1996

ASC Common Stock
  Fund              $ 9,385    $ 9,264     $110,721      $      (72)    $ (14,992)  $  136,912 $  (156,761)  $ (450) $   94,007
Fixed Income Fund     9,988      8,695       18,923          77,327       (19,598)      30,795     (57,181)    (412)     68,537
Regular Fund         48,487     41,399      287,736       1,081,029       (88,344)     105,800    (202,029)  (1,798)  1,272,280
Short Maturity Fund   1,672      6,283        5,434          61,621       (11,793)      96,862     (82,754)    (115)     77,210
All Equity Fund      14,044     11,465       37,356          42,341        (9,549)      93,893     (84,334)    (306)    104,910
Mutual Funds            794      4,894        1,809                          (230)     159,005     (40,208)             126,064
Loan Defaults                                                11,639        (3,962)                                        7,677
Total               $84,370    $82,000     $461,979      $1,273,885     $(148,468)  $  623,267 $  (623,267) $(3,081) $1,750,685


* BALANCES RECLASSIFIED TO REFLECT ACTUAL ALLOCATIONS FOR 1996


8.  INCOME TAX STATUS

The Internal Revenue Service ruled on May 9, 1995, that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

9. TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1997 and 1996, the ASC Stock Fund received $5,380,059 and $4,597,006, respectively, in common stock dividends from American Stores Company.




                                     F-15


                       American Stores Retirement Estates
                   Notes to Financial Statements (continued)


10. YEAR 2000 ISSUE (UNAUDITED)

The Company has initiated a project to modify the Plan's information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers to the Plan have reasonable plans in place to become year 2000 compliant. The Company currently expects to achieve year 2000 compliance through a combination of modification or replacement of some existing programs and systems; however, no assurance can be given that the Company's efforts nor those of its third party service providers will be successful. The Company does not expect this project to have a significant effect on plan operations.










                                     F-16


                       CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25613) pertaining to American Stores Retirement Estates of our report dated June 15, 1998, with respect to the financial statements of American Stores Retirement Estates included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                     ERNST & YOUNG LLP




Salt Lake City, Utah
June 26, 1998



                                     F-17